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                                                                    Exhibit 23.2

             CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 5 to Registration Statement No. 333-135472 of our report dated September 23, 2004 (June 23, 2006 as to the effects of earnings per share on the statement of operations and in Note 2, and October 10, 2006 as to the effects of the reverse stock split on the statement of operations, statement of changes in redeemable convertible preferred stock and stockholders' deficit and in Note 20) relating to the financial statements of Optium Corporation appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

                                                /s/ DELOITTE & TOUCHE LLP

Philadelphia, PA
October 23, 2006